Yotta Acquisition Corp.

1185 Avenue of the Americas; Suite 301

New York, NY 10036

April 5, 2024

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington D.C. 20549-7010

Re:        Registration Statement on Form S-4 (File No. 333-269113) Last Filed April 25, 2023

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Yotta Acquisition Corporation (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal, effective as of the date hereof, or at the earliest practical date hereafter, of the Registrant’s Registration Statement on Form S-4, File No. 333-269113, initially filed on January 4, 2023; as amended by Amendment No. 1 to the Registration Statement on Form S-4/A on April 25, 2023, together with all exhibits thereto (the "Registration Statement").

The Registrant has determined not to proceed with the offering contemplated by the Registration Statement at this time. No securities have been sold pursuant to the Registration Statement. Accordingly, the Registrant hereby requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

If you have any questions with respect to the foregoing, please contact Giovanni Caruso at (212) 407-4866.

Very truly yours,

YOTTA ACQUISITION CORPORATION

By:	/s/ Hui Chen
	Name:	Hui Chen
	Title:	Chief Executive Officer